December 10, 2024

Ms. Anastasia Kaluzienski and Mr. Robert Littlepage

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

Re:	Verint Systems Inc.

Form 10-K for the Fiscal Year Ended January 31, 2024

File No. 001-34807

Dear Ms. Kaluzienski and Mr. Littlepage:

Set forth below are Verint Systems Inc’s (the “Company”, “we” or “our”) responses to the comments of the Staff (“Staff”) the Securities and Exchange Commission (“SEC”) set forth in its letter dated November 19, 2024 (the “Comment Letter”), regarding our Annual Report on Form 10-K for the fiscal year ended January 31, 2024. For ease of reference, we have repeated the Staff’s comments in bold preceding our responses.

Form 10-K for the Fiscal Year Ended January 31, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue, page 39

1.	With a view towards enhanced investor understanding, in future filings please provide a quantified discussion of customer migrations from non-SaaS solutions to SaaS solutions.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to include a quantified discussion of customer migrations from non-SaaS solutions to SaaS solutions in its future filings with the SEC, beginning with its Annual Report on Form 10-K for the fiscal year ending January 31, 2025, to the extent that this trend remains material to the Company and is otherwise discussed in such filings.

2.

We note the increase in professional services and other revenue resulted primarily from recognition of patent license royalty revenue in the current period for royalties that were previously underreported by a licensee partially offset by a decrease in implementation services. Please provide us with a comprehensive explanation of the factors that contributed to the sales being reported out-of-period. In your response, please tell us the amount of previously underreported revenue that was recognized in the period, which periods are covered by the past sales, the processes followed by existing licensees and the controls in place to ensure that patent license royalty revenue from your existing licensees is reported on a timely basis.

We acknowledge the Staff’s comment and respectfully advise the Staff that the Company recognized $8,400,000 of patent license royalties during the fiscal year ended January 31, 2024 that related to the strategic settlement with a licensee regarding underreported royalties that occurred primarily from fiscal 2021 through fiscal 2023.

In November 2013, the Company entered into a patent license agreement with a licensee, a privately-held company, establishing a complex royalty structure that included nonrefundable fixed royalties and variable royalties contingent upon exceeding specific annual sales thresholds. For a number of years, the licensee consistently operated below the contractual sales threshold. Following a significant acquisition by the licensee, a license compliance inquiry by Verint resulted in a dispute regarding the proper calculation of royalties under the agreement, including regarding how sales from the acquired entity should be treated.

After extensive negotiations, and with the original agreement nearing expiration in November 2023, a comprehensive settlement was reached in October 2023, including the $8,400,000 referenced above recognized during the fiscal year ended January 31, 2024 for prior periods. This settlement both resolved the historical royalty reporting uncertainties and also established a new license agreement with enhanced quarterly reporting requirements, clarified royalty calculations, and explicit royalty payment caps. This is currently the Company’s only significant patent license royalty arrangement, and patent license royalty revenue has been and is expected to remain immaterial to the Company’s financial statements. The Company concluded the settlement was the resolution of variable consideration in accordance with ASC 606-10-32-11 to 32-14 and 32-42 to 32-45 and, accordingly, recognized the $8,400,000 as revenue during the fiscal year ended January 31, 2024.

Consolidated Financial Statements

Consolidated Statements of Operations, page 58

3.

We note nonrecurring revenue consists of revenue from perpetual licenses, hardware sales, installation services, business advisory consulting and training services, and patent license royalties. Please revise your income statement presentation to separately report sales of tangible products, revenues from services, and other revenues pursuant to Rule 5-03.1 of Regulation S-X. Similarly revise your reporting of cost of revenue pursuant to Rule 5-03.2 of Regulation S-X.

We acknowledge receipt of your comment regarding the presentation of our nonrecurring revenue components and the request to align our presentation with Rules 5-03.1 and 5-03.2 of Regulation S-X.

We will revise our income statement presentation beginning with our Form 10-K for the fiscal year ending January 31, 2025, to separately report our nonrecurring revenue into the following categories:

1.	Perpetual revenue (consisting of perpetual licenses and hardware revenue (tangible products)

2.

Professional services and other revenue (consisting of installation services, business advisory consulting and training services, and patent royalties, which individually each represent less than 10% of our consolidated revenue)

We will also recast the prior comparative periods in that Form 10-K to conform to this new presentation format and similarly revise our presentation of associated cost of revenue to align with these categories in accordance with Rule 5-03.2.

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please contact me at (770) 653-5539 or grant.highlander@verint.com.

Sincerely,

/s/ Grant Highlander

Grant Highlander

Senior Vice President and Chief Financial Officer, Verint Systems Inc.

cc: Dan Bodner, Chief Executive Officer, and Chairman of the Board, Verint Systems Inc.

Peter Fante, Chief Administrative Officer, Verint Systems Inc.